January 5, 2024

VIA EDGAR

Ms. Jenny O’Shanick

Mr. Bradley Ecker

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re: PIXELWORKS, INC.

Registration Statement on Form S-3

Filed November 15, 2023

File No. 333-275569

Dear Ms. Jenny O’Shanick and Mr. Bradley Ecker:

Pixelworks, Inc. (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 29, 2023, relating to the aforementioned Form S-3 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, has filed with the Commission an amendment to the Registration Statement which reflects these revisions (“Amendment No. 2”). For reference purposes, the text of your letter dated November 29, 2023, has been reproduced herein (in bold), with the Company’s response below each numbered comment.

Registration Statement on Form S-3

Cover Page

1.

Please provide prominent disclosure about the legal and operational risks associated with having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or

Pixelworks, Inc. > 16760 SW Upper Boones Ferry Rd., Suite 101 > Portland, OR 97224 USA > Tel: 503.601.4545 >

Fax: 503.601.0823 > www.pixelworks.com

anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response:

The Company respectfully submits that while the majority of its consolidated operations take place in the People’s Republic of China (“PRC”), the Company itself is not a PRC operating company, operates a business that has nothing to do with the PRC (TrueCut), and does not conduct its operations in China through the use of variable interest entities.

In response to the Staff’s comment, the Company has revised its disclosure on the Cover Page of Amendment No. 2, including with respect to the legal and operational risks associated with the Company’s operations in China, which are discussed more fully under “Risk Factors” on pages 3-7 of Amendment No. 2, and which the Company has previously disclosed in its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference to the Registration Statement, as amended, as well as in any applicable prospectus supplement.

Prospectus Summary, page i

2.

Please revise to include a prospectus summary that includes a summary of risk factors. In your summary of risk factors, disclose the risks that having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

Response:

In response to the Staff’s comment, the Company has revised its disclosures under “About this Prospectus” on pages 1 and 2 of Amendment No. 2. Additionally, as noted above, the Company has specifically included the legal and operational risks associated with its operations in China under “Risk Factors” on pages 3-7 of Amendment No. 2, which it has previously disclosed in its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference to the Registration Statement, as amended, as well as in any applicable prospectus supplement.

3.

Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response:

In response to the Staff’s comment, the Company has revised its disclosures under “About this Prospectus” on pages 1 and 2 of Amendment No. 2. Additionally, as noted above, the Company has specifically included the legal and operational risks associated with its operations in China under “Risk Factors” on pages 3-7 of Amendment No. 2, which it has previously disclosed in its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference to the Registration Statement, as amended, as well as in any applicable prospectus supplement.

4.

Please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the parent company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the parent company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.

Response:

In response to the Staff’s comment, the Company has revised its disclosures under “About this Prospectus” on pages 1 and 2 of Amendment No. 2. Additionally, as noted above, the Company has specifically included the legal and operational risks associated with its operations in China under “Risk Factors” on pages 3-7 of Amendment No. 2, which it has previously disclosed in its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference to the Registration Statement, as amended, as well as in any applicable prospectus supplement.

Risk Factors, page 2

5.

We note you discuss, incorporated by reference from page 52 of your Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, that you are not subject to CAC oversight. Please revise to address the risk that you may become subject to CAC and that this will impact your operations. Further, please revise to clarify how you concluded you are not subject to CAC or relied on advice of counsel.

Response:

In response to the Staff’s comment, the Company has revised its disclosures in the second risk factor in “Risk Factors” on pages 4 and 5 of Amendment No. 2.

General

6.

Please disclose, in a separate section, whether you have directors, officers or senior management located in China or Hong Kong. If so, please disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.

Response:

The Company respectfully advises the Staff that its executive officers and all but one of its directors are located in the United States (with the one exception residing in Singapore), and therefore, the Company does not believe there are material risks related to the enforcement of liabilities and judgments on its executive officers and directors. The Company has revised its disclosures on the Cover Page and under “About this Prospectus” on page 1 of Amendment No. 2 to clarify this matter.

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If you have any questions or comments, please do not hesitate to contact me directly at (503) 601 - 4540.

Very truly yours,

Pixelworks, Inc.

/s/ Haley F. Aman

Haley F. Aman

Chief Financial Officer

Copy to:

Todd A. DeBonis, Pixelworks, Inc.

Christina Pearson, Pillsbury Winthrop Shaw Pittman LLP